EXHIBIT77D

Columbia Funds Variable Insurance Trust - Annual N-SAR report for the period ending 12/31/12

Columbia Variable Portfolio - Asset Allocation Fund
Columbia Variable Portfolio - Contrarian Core Fund
Columbia Variable Portfolio - Money Market Fund
Columbia Variable Portfolio - Select Large Cap Growth Fund Columbia Variable Portfolio - Small Cap Value Fund
Columbia Variable Portfolio - Small Company Growth Fund Columbia Variable Portfolio - Strategic Income Fund
Variable Portfolio - AQR Managed Futures Strategy Fund Variable Portfolio - Eaton Vance Global Macro Advantage Fund Variable Portfolio - Goldman Sachs Commodity Strategy Fund (each a "Fund," collectively the "Funds")

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Item 77D/77Q1(b) - Policies with Respect to Securities Investments:
On August 1, 2012, a Form Type 497, accession number 0001193125-12-327614, which included a supplement dated August 1, 2012 to the registration statement of Columbia Funds Variable Insurance Trust on behalf of Columbia Variable Portfolio - Select Large Cap Growth Fund series, was filed with the SEC. This is hereby incorporated by reference as part of the response to these Items 77D and 77Q1(b) of Form N-SAR. The supplement disclosed the following revised strategy:

The Fund will not concentrate its assets in any single industry but may from time to time invest more than 25% of its assets in companies conducting business in various industries within an economic sector.

On October 4, 2012, a Form Type 497, accession number 0001193125-12-414776, which included a revised prospectus dated October 5, 2012, to the registration statement of Columbia Funds Variable Insurance Trust on behalf of Variable Portfolio - Goldman Sachs Commodity Strategy Fund series, was filed with the SEC. This is hereby incorporated by reference as part of the response to these Items 77D and 77Q1(b) of Form N-SAR. The supplement disclosed, among other things, effective October 4, 2012, the new sub-adviser for the Fund and the following revised strategy:

Under normal market conditions, the Fund seeks to maintain substantial economic exposure to the performance of the commodities markets. The Fund primarily gains exposure to the commodities markets by investing in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the Subsidiary) that will invest primarily in commodity-linked derivative instruments.

The Fund seeks to provide exposure to the commodities markets and returns that correspond to the performance of the Fund's benchmark, currently the Dow Jones-UBS Commodity Index Total ReturnSM (DJ-UBS Index), by investing, indirectly through the Subsidiary, in commodity-linked investments. The Fund also seeks to add incremental returns through the use of "roll-timing" or similar strategies and enhance returns by investing in fixed income securities, as described further below. The DJ-UBS Index is a composite index of commodity sector returns representing an unleveraged, long-only investment in commodity futures that is diversified across the spectrum of commodities. In pursuing its objective, the Fund attempts to provide exposure to the returns of real assets that trade in the commodity markets without direct investment in physical commodities. Real assets include oil, gas, oil products, industrial and precious metals, livestock, agricultural and meat products, and other tangible assets. Although the Fund seeks to provide exposure to the various commodities and commodities sectors reflected in the DJ-UBS Index, the Fund does not attempt to replicate the DJ-UBS Index and may invest in securities and instruments that are not included in the index.

The Fund's investment manager, Columbia Management Investment
Advisers, LLC (Investment Manager), is responsible for oversight of the Fund's subadviser, Goldman Sachs Asset Management, L.P. (GSAM or the Subadviser), which provides day-to-day portfolio management for the Fund.

The Fund may invest up to 25% of its total assets in the Subsidiary, which is managed by the Investment Manager and subadvised by GSAM. The Subsidiary will have the same or substantially the same investment objective as the Fund and its investments are consistent with the Fund's investment strategies. The Subsidiary invests primarily in commodity-linked derivative instruments, including, but not limited to, total return swaps. The Subsidiary may also make any other investments the Fund may make, including investments in fixed-income securities and other investments that serve as collateral for the Subsidiary's derivatives positions. Unlike the Fund (which is subject to limitations under U.S. federal tax laws), the Subsidiary may invest without limitation in commodity-linked derivatives; however, the Fund and its Subsidiary will comply on a consolidated basis with asset coverage and segregation requirements.

A commodity-linked derivative is a derivative instrument the value of which is linked to the price movement of a commodity, commodity index, or commodity option or futures contract. Commodity-linked derivatives may include swaps, futures and options. The value of some commodity-linked derivatives may produce leveraged exposure to the price movements to which they are linked, meaning that the gain or loss from the investment is based on a multiple of those price movements. The Fund's commodity-linked investments provide exposure to the investment returns of commodities markets without investing directly in physical commodities. The commodity-linked instruments in which the Fund indirectly invests may be linked to the price movements of tangible asset, a commodity index or some other readily measurable variable that reflects changes in the value of particular commodities or commodities markets. In addition to its indirect investment in commodity-linked derivatives, the Fund may invest in other derivative instruments, such as swaps, forwards, futures and related options, to seek to increase total return and/or for hedging purposes.

The Fund employs commodity futures roll-timing strategies through the Subsidiary. "Rolling" futures exposure is the process by which the holder of a particular futures contract or other instrument providing similar exposure (e.g., swaps) will sell such contract or instrument on or before the expiration date and simultaneously purchase a new contract or instrument with the same reference commodity except for a later delivery and/or expiration date. This process allows a holder of the instrument to extend its current position through the original instrument's expiration without delivering or taking delivery of the underlying asset. Although the DJ-UBS Index may also use commodity rolling schedules, the Fund's roll timing strategy may differ from that of the DJ-UBS Index to the extent necessary to enable the Fund to seek excess returns over the DJ-UBS Index. The Fund's "roll-timing" strategies may include, for example, rolling the Funds commodity exposure earlier or later than the DJ-UBS Index, or holding and rolling positions with longer or different expiration dates than the DJ-UBS Index.

The Fund also attempts to enhance returns by investing in fixed-income securities, such as corporate securities, U.S. government securities (including agency debentures), mortgage-backed securities and asset-backed securities. The average duration of these fixed-income securities will vary. GSAM may use interest rate derivatives, including interest rate futures and swaps, to manage the duration of the Fund's fixed-income investment portfolio. In addition, in connection with its use of derivatives, the Fund may hold directly or indirectly through the Subsidiary significant amounts of cash, which may be invested in U.S. government securities and short-term debt instruments, including money market funds.

The Fund is non-diversified, which means that it can invest a greater percentage of its assets in a single issuer than can a diversified fund.